THE BANK OF NEW YORK
NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

Svetlana Grutman
Account Officer - Depositary Receipts

101 Barclay Street
New York, NY 10286
Telephone: +(1) 212 815-2221
Facsimile: +(1) 212 571-3050
Email: sgrutman@bankofny.com

January 13, 2004

04012281

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
Division of Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Moscow City Telephone Network
Exemption No.: 82-4957

Dear Sir or Madam:

In connection Moscow City Telephone Network's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find Annual Report for 2002.

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number: 333-10464, which was declared effective by The SEC on June 21, 2001.

Sincerely,

Svetlana Grutman

PROCESSED
JAN 29 2004
THOMSON FINANCIAL